UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____
Commission file number 1-13107

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
AUTONATION 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AUTONATION, INC.
200 SW 1st Ave
Fort Lauderdale, Florida 33301

AUTONATION
401(k) PLAN

FINANCIAL STATEMENTS
December 31, 2011 and 2010

AUTONATION
401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator
AutoNation 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of AutoNation 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 20, 2012
Fort Lauderdale, Florida
Certified Public Accountants

AUTONATION
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31,

	2011	2010
ASSETS
Cash and cash equivalents	$20,968	$116,749,550
Investments, at fair value (Note 3)	353,612,059	230,770,691
Receivables
Employer contributions	795	—
Participant contributions	1,422	9,355
Notes receivable from participants	11,422,911	11,305,766
Total receivables	11,425,128	11,315,121
Total assets	365,058,155	358,835,362
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(1,421,224)	—
NET ASSETS AVAILABLE FOR BENEFITS	$363,636,931	$358,835,362
See accompanying notes to financial statements.

AUTONATION
401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2011

Additions to net assets attributed to:
Investment income
Dividends	$1,508,689
Net appreciation in fair value of investments (Note 4)	10,332,313
Appreciation in contract value of investment (Note 4)	1,203,976
Total investment income	13,044,978

Interest income on notes receivable from participants	587,519

Contributions
Participant	25,225,876
Participant rollovers	1,559,551
Employer, net of forfeitures	2,033,982
Total contributions	28,819,409

Other income	474,478

Total additions	42,926,384

Deductions from net assets attributed to:
Benefits paid to participants	(36,265,470)
Distributions due to loan defaults	(1,419,992)
Administrative expenses	(439,353)
Total deductions	(38,124,815)

Net increase	4,801,569

Net assets available for benefits
Beginning of year	358,835,362
End of year	$363,636,931
See accompanying notes to financial statements.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF PLAN
General
The following description of the AutoNation 401(k) Plan, as amended through December 31, 2011 (“the Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.
The Plan was established effective January 1, 1994, to provide benefits to all eligible employees of AutoNation, Inc. (“Plan Sponsor” or “the Company”). The Plan is a defined contribution plan with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Employee Benefits Committee, which consists of members of the Company’s senior management, is designated as the Plan Administrator.
Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. In the event of the Plan’s termination, all amounts credited to participants’ accounts become fully vested subject to the requirements of ERISA. The Company also retains the right to amend the Plan.
Eligibility
Under the terms of the Plan, most employees who are at least 18 years of age are eligible to participate in the Plan immediately upon their date of hire with the Company, including employees who become employed due to a business acquisition.
The Plan also includes a provision to allow employees of certain subsidiaries of the Company to be eligible for participation in the Plan under these requirements.
Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the income attributable to the participant’s account.
Contributions and Funding Policy
Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a minimum of 1% and a maximum of 50% of eligible compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, two common collective trust funds, and the Company’s common stock as investment options for participants. Participants may direct up to 10% of their contribution to be invested in shares of the Company’s common stock. Each eligible participant could contribute up to $16,500 in 2011, subject to other applicable IRC limitations. The Plan also allowed participants that had attained age 50 to make additional (“catch-up”) contributions to the Plan of up to $5,500 for the year ended December 31, 2011. Effective January 1, 2011, the 401(k) contributions of Highly Compensated Employees were limited to 5% of eligible compensation. The Plan also allows for rollovers of vested contributions from participants’ previous employers’ qualified plans. Contributions to the Plan are based on compensation paid to participants during the Plan year.
During 2011, the Company made an employer matching contribution of $.50 for each $1 of employee contribution up to 1% of the employee’s eligible compensation, except for those employees eligible for a matching contribution under a non-qualified deferred compensation plan. The employer match is invested in shares of the Company’s common stock. Prior to January 1, 2011, participants were not able to re-direct employer matching contributions until they had completed three years of service with the Company. Effective January 1, 2011, the Plan was amended to remove this requirement and participants were permitted to immediately redirect employer matching contributions from the Company’s common stock to other investment funds. The employer matching contributions for 2011 totaled $2,033,982. No matching contributions were made in 2010. See Note 10 for information regarding changes to the Plan in 2012.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010

The Company may also make discretionary contributions to the Plan. The Company did not make any discretionary contributions in 2011 or 2010.
Vesting and Forfeitures
A participant’s contributions are fully vested when made, as well as earnings thereon. For participants hired prior to January 1, 2011, employer matching contributions are fully vested. For participants hired on or after January 1, 2011, employer matching contributions vest equally each year after the participant’s hire date over a three-year vesting period. However, employer matching contributions become automatically vested if a participant terminates employment after the age of 65, or the participant dies or becomes disabled while employed by the Company.
Upon a participant’s termination of employment, amounts not fully vested are forfeited. Forfeitures are restored if a participant is rehired within five years of their termination date and repays the amount of any distributed pre-tax and catch-up contributions that were matched, as well as any distributed matching contributions, within five years of returning to employment. Forfeited amounts may be used to either reduce the Company’s matching contributions, pay the Plan’s administrative expenses, or reinstate previously forfeited amounts to rehired employees. During 2011, $35,037 of unvested employer matching contributions were forfeited, which were used to reduce employer matching contributions.
In no event will an attained vesting percentage be curtailed due to any subsequent amendments to vesting provisions.
Notes Receivable from Participants
Participants may borrow from their plan account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior twelve month period) or 50 percent of their vested account balance. Participant loans are secured by the balance in their account and are made at an interest rate commensurate with prevailing rates as determined by the Plan Administrator. Interest rates on existing loans range from 5.25 to 10 percent with various maturity dates through 2023. Principal and interest on loans are repaid in substantially equal installments through payroll deductions. Participant loans are stated at their outstanding principal balances (accrued interest was immaterial at December 31, 2011 and 2010).
The Plan accepts and continues to service loans transferred from the plans of acquired companies. Delinquent notes receivable from participants are recorded as distributed based upon the terms of the Plan document.
Investments
Bank of America, N.A. was the trustee of the Plan’s assets during the 2010 Plan year. As of January 1, 2011, Wells Fargo Bank, N.A. (“the Trustee”) was appointed the trustee of the Plan. The Trustee holds and invests the funds of the Plan subject to the direction of the Employee Benefits Committee. Concurrent with the change in trustee, Wells Fargo Institutional Retirement and Trust, a service group of Wells Fargo Bank, N.A., was appointed the service provider for the Plan to provide recordkeeping and other administrative services to the Plan.
In January 2011, all of the Plan’s assets were transferred to the Trustee, of which $115,883,173 was transferred in cash, and the remaining assets were transferred in-kind. The assets transferred in cash were reinvested in the following investment options offered by the Trustee: the Wells Fargo S&P 500 Index Fund N2, the Wells Fargo Stable Return Fund N2, and the T. Rowe Price Blue Chip Growth Fund. The transfer of assets to the Trustee initiated a “blackout period” beginning on December 28, 2010, and continuing through January 10, 2011. During this period, participants were unable to engage in certain transactions including applying for loans, withdrawals, distributions, contribution rate changes, changes to investment allocations for contributions, and investment exchanges for existing balances. As required by law, participants were notified of the blackout period and restrictions of certain transactions in advance.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010

Payment of Benefits
On termination of service due to death, disability, retirement, or termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, or annual installments over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and the participant’s surviving spouse or other designated beneficiary.
Upon meeting certain criteria specified in the Plan document, a participant may elect to receive an in-service withdrawal of his/her account, or portion of his/her account. A participant may receive a hardship distribution, may withdraw all or a portion of an after-tax account and rollover account at any time, may withdraw all or a portion of a prior plan account or grandfathered prior plan account after attaining five years of employment with the Company, and may take an in-service withdrawal of all or a portion of his/her account held in the Plan upon attaining age 59 1/2. Benefit distributions are recorded when paid.
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements are prepared under the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan held an indirect interest in such contracts through its investment in the Wells Fargo Stable Return Fund N2, a common collective trust fund, as of December 31, 2011. The Plan Administrator does not believe that any events related to the Wells Fargo Stable Return Fund N2 which would limit the Plan’s ability to transact at contract value with participants are probable of occurring. At December 31, 2011, the Wells Fargo Stable Return Fund N2 is stated at fair value with the related adjustment amount to contract value disclosed in the statements of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. The Plan records dividends on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Risks and Uncertainties
The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010

and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. At December 31, 2011 and 2010, approximately 18% and 15% of the Plan’s net assets available for benefits were invested in AutoNation, Inc. common stock, respectively.
Recent Accounting Pronouncements
Fair Value Measurements
In January 2010, the Financial Accounting Standards Board (“FASB”) issued an accounting standard on fair value measurement disclosures. This standard requires separate presentation of items included in the reconciliation of Level 3 fair value measurements effective for fiscal years beginning after December 15, 2010. Our adoption of this requirement under the standard had no impact on our financial statements as we do not have any Level 3 fair value measurements for the years ended December 31, 2011 and 2010.
In May 2011, the FASB issued an accounting standard update that amends the accounting standard on fair value measurements. The accounting standard update provides for a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. generally accepted accounting principles and International Financial Reporting Standards. The accounting standard update changes certain fair value measurement principles, clarifies the application of existing fair value measurement requirements, and expands the fair value measurement disclosure requirements, particularly for Level 3 fair value measurements. The amendments in this accounting standard update are to be applied prospectively and are effective for interim and annual periods beginning after December 15, 2011. We do not expect the adoption of this accounting standard update will have a material effect on our financial statements.
NOTE 3 - FAIR VALUE MEASUREMENTS
Accounting standards define fair value as the price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value and also establishes the following three levels of inputs that may be used to measure fair value:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access

Level 2
Inputs to the valuation methodology include quoted prices for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value on a recurring basis as of December 31, 2011 and 2010:

	December 31, 2011
Description	Level 1	Level 2	Level 3	Total
Equity Securities
AutoNation, Inc. common stock	$64,706,961	$—	$—	$64,706,961
Mutual Funds
Fixed Income Funds	52,501,181		—	52,501,181
International Equity Funds	38,797,539	—	—	38,797,539
Equity Funds - Small Cap	35,077,572	—	—	35,077,572
Equity Funds - Mid Cap	24,812,301	—	—	24,812,301
Equity Funds - Large Cap	38,335,757	—	—	38,335,757
Total Mutual Funds	189,524,350	—	—	189,524,350
Common Collective Trusts
Stable Return Fund	—	56,083,674	—	56,083,674
Equity Fund - Large Cap	—	43,297,074	—	43,297,074
Total Common Collective Trusts	—	99,380,748	—	99,380,748
Total Investments at Fair Value	$254,231,311	$99,380,748	$—	$353,612,059

	December 31, 2010
Description	Level 1	Level 2	Level 3	Total
Equity Securities
AutoNation, Inc. common stock	$55,365,351	$—	$—	$55,365,351
Mutual Funds
Fixed Income Funds	50,626,307	—	—	50,626,307
International Equity Funds	43,379,909	—	—	43,379,909
Equity Funds - Small Cap	36,317,447	—	—	36,317,447
Equity Funds - Mid Cap	26,415,799	—	—	26,415,799
Equity Funds - Large Cap	18,665,878	—	—	18,665,878
Total Mutual Funds	175,405,340	—	—	175,405,340
Total Investments at Fair Value	$230,770,691	$—	$—	$230,770,691
 The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

•
AutoNation, Inc. common stock: AutoNation, Inc. common stock, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol “AN,” is valued at its quoted market price at the daily close of the NYSE.

•	Mutual funds: valued at quoted market prices, which represent the net asset value of the securities held in such funds at year end.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010

Common collective trusts

•
Wells Fargo S&P 500 Index Fund N2: valued at the net asset value per unit as determined by the common collective trust as of the valuation date, which approximates fair value. The net asset value of the fund is calculated daily and distributions from net investment income and net realized gains are retained by and reinvested in the fund. The fund seeks to approximate as closely as practicable the total return, before deduction of fees and expenses, of the Standard & Poor’s 500 Index (the “Index”). The Index is composed of the common stock of 500 U.S. companies and weighted based on each stock’s market capitalization. The fund invests in equity securities consisting of substantially the same stocks in substantially the same percentages as the Index.

•
Wells Fargo Stable Return Fund N2: the fair value of the Plan’s interest in the stable return fund trust reflects the net asset value of the common collective trust, adjusted for the variance between the contract value and fair value of the underlying investments of the trust, as reported by the fund managers. The net asset value of the fund is determined daily and distributions from net investment income and net realized gains on investments are retained by and reinvested in the fund. The fund seeks to provide investors with a moderate level of stable income without principal volatility. The fund invests in a variety of investment contracts and instruments that are not expected to experience price fluctuation in most economic or interest rate environments such as guaranteed investment contracts, bank investment contracts, and security backed contracts.

As of December 31, 2011, the common collective trusts did not have any unfunded commitments or redemption restrictions. However, the Plan is subject to a twelve-month replacement notification requirement for the Wells Fargo Stable Return Fund N2.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
NOTE 4 - INVESTMENTS
The following presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2011 and 2010:

	2011		2010
AutoNation, Inc.	$64,706,961		$55,365,351
Wells Fargo Stable Return Fund N2, at contract value	54,662,450	(1)	—
Wells Fargo S&P 500 Index Fund N2	43,297,074		—
PIMCO Total Return Fund	41,623,401		41,045,841
American Century Small Cap Value Fund Institutional Class	31,915,280		34,093,114
Harbor International Fund	28,695,914		31,722,138
Van Kampen Growth & Income Fund Class I	19,807,560		18,665,878
Munder MidCap Core Growth Fund Class Y	18,703,132		20,024,772
T. Rowe Price Blue Chip Growth Fund	18,528,197		—

(1)	The Wells Fargo Stable Return Fund is a fully benefit-responsive investment contract and is reflected at contract value.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010

During 2011, the Plan’s investments (including gains and losses on investments bought, sold, or held during the year) appreciated in value as follows:

2011
Net appreciation (depreciation) in fair value of:
AutoNation, Inc. common stock	$16,563,073
Mutual funds	(6,671,440)
Common collective trust	440,680
$10,332,313

Appreciation in contract value of:
Fully-benefit responsive investment in common collective trust	$1,203,976
NOTE 5 - NONPARTICIPANT-DIRECTED ASSETS
As of December 31, 2010, a portion of the Plan’s investment in shares of the Company’s common stock was nonparticipant-directed. The balance of nonparticipant-directed investments as of December 31, 2010 was $49,204,432. Effective January 1, 2011, the Plan was amended to allow all Plan investments to be subject to participant investment direction.
NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$363,636,931	$358,835,362
Deemed distributions of participant loans	(49,588)	—
Amounts allocated to withdrawing participants	—	(865,581)
Adjustment from contract value to fair value for fully benefit-responsive investment contract	1,421,224	—
Net assets available for benefits per the Form 5500	$365,008,567	$357,969,781
The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2011:

2011
Net increase in net assets available for benefits per the financial statements	$4,801,569
Net change in deemed distributions of participant loans	(49,588)
Net change in amounts allocated to withdrawing participants	865,581
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contract	1,421,224
Net increase in net assets available for benefits per the Form 5500	$7,038,786

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. The following transactions represent party-in-interest transactions to the Plan.

•
Common collective trusts: These investments are managed by Wells Fargo Bank, N.A. The value of these investments included in net assets available for benefits was $97,959,524 as of December 31, 2011, which included an adjustment to reduce fair value to contract value for fully benefit-responsive contracts of $1,421,224. There were no investments in common collective trusts as of December 31, 2010.

•	AutoNation, Inc. common stock: The fair value of investments in the Company’s common stock was $64,706,961 as of December 31, 2011, and $55,365,351 as of December 31, 2010.

•
Notes receivable from participants: The Plan accepts and services loans to plan participants as described in Note 1. Notes receivable from participants totaled $11,422,911 as of December 31, 2011, and $11,305,766 as of December 31, 2010.

•
Administrative fees: Certain administrative fees were paid by the Plan to the Trustee. These fees were $439,353 for the plan year ended December 31, 2011. The Company pays certain fees and expenses of the Plan, which primarily consist of legal, administrative, and accounting fees.

NOTE 8 - INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined, and informed the Company by a letter dated August 11, 2003, that the Plan is designed and qualified in accordance with applicable sections of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving this determination letter. In 2011, the restated Plan documents were submitted to the IRS for application for a new determination letter with respect to the qualified status of the Plan. Although the Plan has not yet received the determination letter from the IRS, the Plan Administrator believes that the Plan is designed and operating in compliance with the applicable requirements of the IRC and remains qualified.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.
NOTE 9 - PLAN AMENDMENTS
Effective January 1, 2011, the Plan was amended and restated to include additional information regarding the administration of the Plan and reflect certain changes to the Plan including increasing the allowable deferral rate for participants, permitting participants to immediately re-direct employer matching contributions from the Company’s common stock to other investment funds, permitting employees employed due to a business acquisition to be eligible to participate in the Plan immediately upon their date of hire with the Company, and providing a vesting period for employees hired on or after January 1, 2011.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010

NOTE 10 - SUBSEQUENT EVENTS
We have evaluated the effects of subsequent events that have occurred subsequent to the year ended December 31, 2011.
Amendments to the Plan
Employer Matching Contribution
Effective July 1, 2012, the Company will make an employer matching contribution of $.50 for each $1 of employee contributions up to 2% of the employee’s eligible compensation, except for those employees eligible for a matching contribution under a non-qualified deferred compensation plan. Additionally, effective July 1, 2012, employer matching contributions will no longer be invested initially in the Company’s common stock. Employer matching contributions will be invested in accordance with each participant’s investment election applied to their pre-tax contributions.
Change in Investments
Effective May 11, 2012, the JPMorgan Mid Cap Value Select Fund replaced the Columbia Mid Cap Value Z Fund.

SUPPLEMENTARY SCHEDULE

AUTONATION
401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011
Name of Plan Sponsor: AutoNation, Inc.
Employer Identification Number: 73-1105145
Three Digit Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	AutoNation, Inc.	Common stock	**	$64,706,961
		(1,755,003 shares)
*	Wells Fargo Stable Return Fund N2	Common/collective fund	**	56,083,674
		(4,980,243 units)
*	Wells Fargo S&P 500 Index Fund N2	Common/collective fund	**	43,297,074
		(710,487 units)
	PIMCO Total Return Fund	Registered investment company	**	41,623,401
		(3,829,200 shares)
	American Century Small Cap Value Fund	Registered investment company	**	31,915,280
	Institutional Class	(4,102,221 shares)
	Harbor International Fund	Registered investment company	**	28,695,914
		(550,574 shares)
	Van Kampen Growth & Income Fund Class I	Registered investment company	**	19,807,560
		(1,066,643 shares)
	Munder MidCap Core Growth Fund Class Y	Registered investment company	**	18,703,132
		(662,527 shares)
	T. Rowe Price Blue Chip Growth Fund	Registered investment company	**	18,528,197
		(479,384 shares)
	PIMCO Real Return Fund	Registered investment company	**	10,877,780
		(922,628 shares)
	American EuroPacific Fund	Registered investment company	**	10,101,625
		(292,377 shares)
	Columbia Mid Cap Value Fund	Registered investment company	**	6,109,169
		(476,906 shares)
	Alger Small Cap Growth Institutional Fund	Registered investment company	**	3,162,292
		(122,143 shares)
	Participant loans	Interest rates from 5.25% to 10% and maturity dates through 2023	—	11,422,911
	Total			$365,034,970

*	Represents a party-in-interest to the Plan

**	Cost information not required for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AutoNation 401(k) Plan
(Name of Plan)

Date:	June 21, 2012	By:	/s/ Michael J. Stephan
		Title:	Vice President, Corporate Controller, AutoNation, Inc.